Exhibit 4.2
ACCESS PHARMACEUTICALS, INC.

Amendment to Access Pharmaceuticals, Inc. 2005 Equity Incentive Plan

The Board of Directors of Access Pharmaceuticals, Inc. (the "Company"), pursuant to authority reserved in Section 15 of the 2005 Equity Incentive Plan of the Company (the "2005 Plan"), authorized an amendment to the 2005 Plan as follows, which amendment was approved by the stockholders of the Company on May 26, 2010:

Sections 4 of the 2005 Plan are deleted in their entirety and replaced with the following:

4.           Stock Subject to the Plan.  At no time shall the number of shares of Stock issued pursuant to or subject to outstanding Awards granted under the Plan (including pursuant to Incentive Options), nor the number of shares of Stock issued pursuant to Incentive Options, exceed 5,000,0001 shares of Stock; subject, however, to the provisions of Section 8 of the Plan. For purposes of applying the foregoing limitation, (a) if any Option or Stock Appreciation Right expires, terminates, or is cancelled for any reason without having been exercised in full, or if any other Award is forfeited by the recipient, the shares not purchased by the Optionee or which are forfeited by the recipient shall again be available for Awards to be granted under the Plan and (b) if any Option is exercised by delivering previously owned shares in payment of the exercise price therefor, only the net number of shares, that is, the number of shares issued minus the number received by the Company in payment of the exercise price, shall be considered to have been issued pursuant to an Award granted under the Plan. In addition, settlement of any Award shall not count against the foregoing limitations except to the extent settled in the form of Stock. Shares of Stock issued pursuant to the Plan may be either authorized but unissued shares or shares held by the Company in its treasury.

IN WITNESS WHEREOF, the Company has adopted this Amendment, effective as of the 26th day of May, 2010.

ACCESS PHARMACEUTICALS

By:  /s/  Stephen B. Thompson
Stephen B. Thompson
Chief Financial Officer

1 Such number equates to amounts approved by stockholders on: May 26, 2010 – 5,000,000 shares of Stock; May 21, 2008 – 3,150,000 shares of Stock; on May 17, 2007 – 1,675,000 shares of Stock; and May 19, 2006 - 1,000,000 shares of Stock (originally 5,000,000 shares of Stock adjusted as a result of the one-for-five reverse stock split effected on June 5, 2006).